MATERIAL EVENT

Santiago, September 30, 2013

According to Articles 9 and subsections one and two of Article 10 of Law 18,045 regarding Capital Market, we have informed as a Material Event to the Superintendence of Banks and Financial Institutions that in our website www.santander.cl in the Accionistas section (http://www.santander.cl/accionistas/santander_administradora_general_de_fondos.asp) and at our main offices located at Bandera 140, Santiago, Chile, the opinion of the Board members of Banco Santander Chile regarding the offer received from Banco Santander S.A. to acquire the entirety of the shares of our subsidiary Santander Asset Management S.A., Administradora General de Fondos and the signing of a distribution agreement between our Bank and this subsidiary, is now available.

Shareholders will also find in this same website the Audit Committee’s report regarding this transaction issued on September 23, 2013.

Finally, the independent report issued by Ernst and Young in their role as independent evaluator of this operation was replaced for a newer version with minor corrections that did not alter in anyway their analysis and conclusions regarding the operation compared to the report uploaded on September 17, 2013.

Sincerely,

Claudio Melandri Hinojos

Chief Executive Officer